Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated August 8, 2007

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):

This Report on Form 6-K contains the following:-

1.	A news release dated June 29, 2007 entitled ‘Vodafone Launches Simple Tariff for Laptop Internet Access from Abroad’

2.	A news release dated July 24, 2007 entitled ‘Board Statement and Result of Annual General Meeting’

3.	Stock Exchange Announcement dated July 2, 2007 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

4.	Stock Exchange Announcement dated July 3, 2007 entitled ‘Transaction in Own Securities’

5.	Stock Exchange Announcement dated July 3, 2007 entitled ‘Vodafone Group Plc (“the Company”)

6.	Stock Exchange Announcement dated July 4, 2007 entitled ‘Transaction in Own Securities’

7.	Stock Exchange Announcement dated July 6, 2007 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated July 10, 2007 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated July 12, 2007 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated July 13, 2007 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated July 17, 2007 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated July 17, 2007 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

13.	Stock Exchange Announcement dated July 20, 2007 entitled ‘Transaction in Own Securities’

14.	Stock Exchange Announcement dated July 23, 2007 entitled ‘Transaction in Own Securities’

15.	Stock Exchange Announcement dated July 24, 2007 entitled ‘Vodafone Group Plc (“the Company”)

16.	Stock Exchange Announcement dated July 27, 2007 entitled ‘Transaction in Own Securities’

17.	Stock Exchange Announcement dated July 30, 2007 entitled ‘Vodafone Group Plc (“the Company”)

18.	Stock Exchange Announcement dated July 31, 2007 entitled ‘Transaction in Own Securities – Voting rights and Capital’

29 June 2007

VODAFONE LAUNCHES SIMPLE TARIFF FOR LAPTOP INTERNET ACCESS FROM ABROAD

Competitive price makes service straightforward alternative to WiFi

Vodafone continues to lead mobile industry in reducing the cost of roaming in Europe

Laptop users will have a reliable and competitively-priced alternative to WiFi starting this summer, when from 2 July Vodafone drops its laptop data roaming prices to €12 per day (excl. VAT) for wireless roaming across Vodafone subsidiaries in Europe, Egypt, Australia and New Zealand, and with partners in France, Switzerland, Austria and Belgium (see Notes to Editors).

With ‘Vodafone Connect Abroad’ customers will be able to use their laptops when overseas to surf the internet, check emails and access their company intranet, whether they are sitting in a hotel room, in a café or on the beach. The new tariff ensures the comfort of straightforward pricing combined with a familiar and reliable service. In countries where there is an HSDPA network, Vodafone Connect Abroad customers using a Vodafone Mobile Connect USB modem or a Vodafone Mobile Connect 3G broadband data card will be able to connect just as they do in their home country and benefit from download speeds of up to 3.6Mbps.

Any Vodafone customer who uses a wireless data product, uses their mobile handset as a modem or has a laptop with an embedded SIM card, can sign-up for Vodafone Connect Abroad free of charge. Customers will pay nothing until they choose to connect abroad for a 24hr session. They can access the internet, emails or business network as many times as they choose for €12 (excl. VAT) in the same 24 hr period on any Vodafone or partner network included in the offer.

The move to introduce Vodafone Connect Abroad, which was first announced in March 2007, builds on the success of the company’s innovative voice roaming tariff, Vodafone Passport, which since June 2005 has brought lower, reassuring prices to over 12 million European customers’ mobile phone bills when travelling overseas.

Commenting on the new tariff, Frank Rovekamp, Global Chief Marketing Officer, Vodafone, said:

“With Vodafone Connect Abroad, customers can now access internet services on their laptops for a simple, daily rate, competitive to hotel WiFi and DSL services.”

Tariff details

The Vodafone Connect Abroad tariff replaces complex ‘per Megabyte’ tariffs with a simple flat fee for practically unlimited data usage. The daily tariff structure enables Vodafone customers to send or receive data at ease within a 24 hour period or one calendar day (depending on the Vodafone market) for a fixed fee of €12 (excl. VAT). The fixed fee covers consumption within either a 24 hour period or a calendar day, of up to 50 MB of data, after which the customer’s standard per-megabyte rate applies.

Vodafone will launch the tariff across the majority of its European footprint on 2 July. It will be introduced into the remaining European markets soon thereafter. There is no activation charge for opting into the Vodafone Connect Abroad tariff.

The €12 (excl. VAT) flat rate tariff is applicable when a Vodafone customer is roaming on a Vodafone network in Europe, Egypt, Australia and New Zealand, and partner networks in France, Switzerland, Austria and Belgium (see Notes to Editors). If customers use their Vodafone Connect USB modem or Vodafone Connect 3G broadband data card on other networks, other costs are incurred for international roaming.

- ends -

© VODAFONE, Vodafone Connect Abroad, and Vodafone Passport are trade marks of the Vodafone Group. Other product and company names mentioned herein may be trade marks of their respective owners.

For further information:

Vodafone Group
Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

Notes to Editors

VODAFONE SUBSIDIARIES WHERE THE VODAFONE CONNECT ABROAD TARIFF APPLIES:

Vodafone Albania	Vodafone Czech Republic	Vodafone Germany

Vodafone Greece	Vodafone Hungary	Vodafone Ireland

Vodafone Italy	Vodafone Malta	Vodafone Netherlands

Vodafone Portugal	Vodafone Romania	Vodafone Spain

Vodafone Turkey	Vodafone UK	Vodafone Egypt

Vodafone Australia	Vodafone New Zealand

VODAFONE PARTNERS:

Mobilkom ( Austria)	Proximus (Belgium)

SFR (France)	Swisscom (Switzerland)

In order for the €12 + VAT per 24 hr session tariff price to apply, customers must remain on the Vodafone network indicated above. If they use their Vodafone Connect USB modem or Vodafone Connect 3G broadband data card on other networks, other costs are incurred for international roaming.

About Vodafone

Vodafone is the world’s leading international mobile communications group with operations in 25 countries across five continents and over 206 million proportionate customers by the end of March 2007, as well as 38 partner networks. For further information, please visit www.vodafone.com

24 July 2007

BOARD STATEMENT AND RESULT OF ANNUAL GENERAL MEETING

The Annual General Meeting of Vodafone Group Plc was held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Tuesday 24 July 2007.

The Board has issued the following statement :

“The Board notes today’s strong vote against the resolutions proposed by Efficient Capital Structures. The Company’s strategy regarding Verizon Wireless and the Group’s capital structure are important issues which the Board will continue to review on a regular basis, in order to deliver sustained growth in value for shareholders”

The results of polls on all 28 resolutions were as follows:

Resolution	For	Against	Votes Withheld

1. Receive directors’ report and financial statements	35,683,410,077	45,939,225	33,511,130

2. Re-elect Sir John Bond as a director	35,454,409,238	157,872,074	296,147,520

3. Re-elect Arun Sarin as a director	35,204,295,387	406,138,102	298,011,103

4. Re-elect Dr Michael Boskin as a director	27,065,526,485	8,522,527,296	315,264,802

5. Re-elect John Buchanan as a director	35,466,493,998	144,883,506	297,009,028

6. Re-elect Andy Halford as a director	35,554,128,903	57,172,928	297,119,973

7. Re-elect Anne Lauvergeon as a director	35,327,710,815	283,929,296	296,757,038

8. Re-elect Professor Jürgen Schrempp as a director	35,081,499,538	529,472,943	297,300,120

9. Re-elect Luc Vandevelde as a director	35,212,017,031	398,593,261	297,624,537

Resolution	For	Against	Votes Withheld

10. Re-elect Anthony Watson as a director	35,218,831,285	391,954,740	297,425,593

11. Re-elect Philip Yea as a director	35,218,015,442	392,776,330	297,443,773

12. Elect Vittorio Colao as a director	35,551,552,061	58,770,373	297,892,636

13. Elect Alan Jebson as a director	35,572,791,115	37,661,055	297,783,682

14. Elect Nick Land as a director	35,469,216,819	139,108,648	299,866,116

15. Elect Simon Murray as a director	35,483,220,767	128,117,984	297,349,129

16. Approve the final dividend of 4.41pence per share	35,784,681,709	57,053,887	21,985,154

17. Approve the Remuneration Report	31,589,624,513	1,671,595,432	2,647,213,048

18. Re-appoint Deloitte & Touche LLP as auditors	34,897,704,217	468,460,747	393,237,660

19. Authorise the Audit Committee to determine the auditors’ remuneration	35,457,682,450	387,163,890	18,918,260

20. Authority to allot shares	34,031,006,502	1,704,555,151	27,596,680

21. Disapplication of pre-emption rights	34,102,078,123	1,730,540,818	31,037,513

22. Approval of market purchases of ordinary shares	35,455,200,686	58,307,188	294,742,030

23. To authorize the Company to send or supply documents or information to shareholders in electronic form or by means of a website	35,665,005,791	67,365,424	30,782,963

24. To adopt new Articles of Association	35,403,327,822	314,282,181	45,547,089

25. To amend Article 114.1 of the Company’s Articles of Association	1,665,442,699	34,021,159,845	222,576,610

26. To separate out the Company’s 45% interest in Verizon Wireless from its other assets by tracking shares or spin-off	1,658,464,189	33,457,095,396	793,684,413

27. To issue Company bonds directly to shareholders, increasing the Group’s indebtedness	1,140,930,194	34,019,262,940	749,022,292

Resolution	For	Against	Votes Withheld

28. To amend the Company’s Articles of Association to limit the Company’s ability to make acquisitions without approval by special resolution	2,141,610,389	33,508,924,818	213,534,167

Resolutions 1 to 20 proposed by the directors were passed as ordinary resolutions and resolutions 21 to 24 proposed by the directors were passed as special resolutions.

Resolutions 26 and 27 requisitioned by a group of shareholders were not passed as ordinary resolutions and resolutions 25 and 28 requisitioned by a group of shareholders were not passed as special resolutions.

Stephen Scott

Group General Counsel and Company Secretary

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING  MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company has been advised that since the Company’s announcements on 17 and 24 May 2007 relating to his appointment as a non-Executive Director of the Company with effect from 1 July 2007, Simon Murray has acquired an interest in 157,500 ordinary shares of US$0.11 3/7 each in the Company and accordingly, on appointment as a Non-Executive Director, had an interest in 157,500 shares in the Company.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 July 2007

Number of ordinary shares transferred:	5,982,188

Highest transfer price per share:	166.2p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,208,976,715 of its ordinary shares in treasury and has 52,937,914,451 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you of the following changes in share interests of directors and PDMRs of the Company:

	Number of ordinary shares of US$0.11 3/7 in the capital of Vodafone Group Plc
	A	B	C	D	E
	Vesting of short term incentive award shares (1)	Vesting of AllShares award (2)	No. of shares sold (3)	No. of shares retained (4)	AllShares awards (5)
Arun Sarin*	1,180,479	320	484,967	695,832	320
Vittorio Colao*	0	0	0	0	320
Andrew Nigel Halford*	0	320	0	320	320
Paul Michael Donovan	0	320	0	320	320
Warren Finegold	0	0	0	0	320
Alan Paul Harper	481,840	320	197,951	284,209	320
Terry Kramer	40,244	320	16,534	24,030	320
Simon David Lewis	0	320	0	320	320
Steve Pusey	0	0	0	0	320
Frank Rövekamp	0	320	0	320	320
Stephen Roy Scott	0	320	0	320	320

* Denotes Director of the Company

(1)        The Trustees of the Vodafone Group Employee Trust have resolved to release these shares to directors following assessment of the performance, time and employment conditions to which the awards were subject. Based on the performance achieved, 100% of the shares comprised in the base award and 80.9% of the shares comprised in the enhancement share award have vested. The awards were granted on 1 July 2005 in accordance with the Vodafone Group Short Term Incentive Plan.

(2)        The Trustees of the Vodafone Group Employee Share Trust have resolved to release these shares to directors following assessment of the time and employment conditions to which the awards were subject. The awards were granted on 1 July 2005 in accordance with the rules of the Vodafone 1999 Long Term Stock Incentive Plan and the Vodafone Global All Employee Share Plan.

(3)        The figures in column C are the number of shares out of those listed in columns A and B that the Company has been advised by HBOS Employee Equity Solutions (“HBOS EES”) were sold by the Trustees on 2 July  2007. These share sales were made at 165.8931 pence per share on behalf of the directors / PDMRs to satisfy the tax liabilities arising on the release of the shares to the directors /PDMRs.

(4)        The figures in column D are the net number of shares that the Company has been advised by HBOS EES were on 2 July 2007 transferred from the Trustees to the directors in satisfaction of the vesting of the awards of shares disclosed in columns A and B.

(5)        On 2 July 2007, the Company granted a conditional award of 320 shares on an all employee basis under the Vodafone Global Incentive Plan. The shares were awarded at a price of 167.8 pence per share. The vesting of these awards is conditional on continued employment with the Vodafone Group until 2 July 2009.

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the following Directors have increased to the following:

Arun Sarin	7,385,497 (6)
Andrew Halford	674,657

(6) Arun Sarin also has a non-beneficial interest as the trustee of two family trusts, each holding 5,005 shares.

The Company was notified of these changes on 2 July 2007.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 July 2007

Number of ordinary shares transferred:	13,721,465

Highest transfer price per share:	167.8p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,195,255,250 of its ordinary shares in treasury and has 52,952,318,008 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 July 2007

Number of ordinary shares transferred:	1,043,571

Highest transfer price per share:	165.8p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,194,211,679 of its ordinary shares in treasury and has 52,953,712,326 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 July 2007

Number of ordinary shares transferred:	324,203

Highest transfer price per share:	166.1p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,193,887,476 of its ordinary shares in treasury and has 52,993,975,381 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 July 2007

Number of ordinary shares transferred:	729,601

Highest transfer price per share:	167p

Lowest transfer price per share:	163.5p

Following the above transfer, Vodafone holds 5,193,157,875 of its ordinary shares in treasury and has 52,997,384,532 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 July 2007

Number of ordinary shares transferred:	232,290

Highest transfer price per share:	167p

Lowest transfer price per share:	162.6p

Following the above transfer, Vodafone holds 5,192,925,585 of its ordinary shares in treasury and has 52,998,365,277 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 July 2007

Number of ordinary shares transferred:	55,058

Highest transfer price per share:	162.4p

Lowest transfer price per share:	157.5p

Following the above transfer, Vodafone holds 5,192,870,527 of its ordinary shares in treasury and has 53,000,011,321 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING  MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 16 July 2007 by HBOS Employee Equity Solutions that on 11 July 2007 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 162p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	156
Paul Michael Donovan	156
Alan Paul Harper	156
Terry Dean Kramer	154
Stephen Roy Scott	156

* Denotes Director of the Company

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 July 2007

Number of ordinary shares transferred:	104,072

Highest transfer price per share:	162.7p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,192,241,249 of its ordinary shares in treasury and has 53,007,689,096 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 July 2007

Number of ordinary shares transferred:	118,796

Highest transfer price per share:	163.2p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,192,122,453 of its ordinary shares in treasury and has 53,010,113,776 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you of the following changes in share interests of directors and PDMRs of the Company:

	Number of ordinary shares of US$0.11 3/7 in the capital of Vodafone Group Plc
	Award of performance shares (1) (3)	Grant of share options (2) (3)
Arun Sarin*	3,065,872	5,912,753
Vittorio Colao*	1,557,409	3,003,575
Andrew Nigel Halford*	1,190,305	2,295,589
Paul Michael Donovan	894,293	1,724,709
Warren Finegold	596,775	1,150,923
Alan Paul Harper	590,768	1,139,338
Terry Kramer	438,021	844,755
Simon David Lewis	438,670	846,007
Steve Pusey	491,325	947,556
Frank Rövekamp	457,952	883,194
Stephen Roy Scott	483,639	932,732

* Denotes Director of the Company

(1)  Conditional awards of shares were granted on 24 July 2007 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan. The vesting of these awards is conditional on continued employment with the Vodafone Group and on the satisfaction of a performance condition approved by the Remuneration Committee. The performance measure is comparative total shareholder return (TSR). The TSR of Vodafone Group Plc over the three year performance period, 1 April 2007 to 31 March 2010, is compared to those companies in the top 50% of the FTSE Global Communications index by market capitalisation and companies are ranked by reference to their relative TSR performance. If Vodafone’s TSR performance is such as to position it in the top half of the performance ranking of the constituent companies, 25% of the award will vest rising on a straight line basis to full vesting if the Company’s performance is within the top 20% of companies in the peer group.

(2)  The share options were granted on 24 July 2007 by the Company in accordance with the Vodafone Global Incentive Plan. The options will be exercisable at a price per share of 167.8p, subject to continued employment with the Vodafone Group and the satisfaction of a performance condition approved by the Remuneration Committee. The performance condition is that the compound annual growth in adjusted earnings per share over the three-year performance period must be at least 5% per annum. If annualised EPS growth of 5% per annum is achieved, 25% of the option will vest rising on a straight line basis to full vesting for achievement of annualised EPS growth of at least 8% per annum. The options are normally exercisable at any time between three and ten years from the date of grant.

(3)  These awards are also conditional on the directors and other PDMRs being compliant with the Company’s share ownership guidelines, which provide that they will acquire and maintain minimum levels of shareholding. The levels are four times salary for the Chief Executive, three times salary for other Board directors and two times salary for the other PDMRs, who are members of the Executive Committee.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 July 2007

Number of ordinary shares transferred:	238,736

Highest transfer price per share:	167p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,191,883,717 of its ordinary shares in treasury and has 53,011,504,600 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you of the following changes in share interests of directors and PDMRs of the Company:

	Number of ordinary shares of US$0.11 3/7 in the capital of Vodafone Group Plc
	A	B	C
	Vesting of long term incentive award shares (1)	No. of shares sold (2)	No. of shares retained (3)
Arun Sarin*	576,806	236,965	339,841
Alan Paul Harper	142,978	58,739	84,239
Stephen Roy Scott	109,366	44,930	64,436

* Denotes Director of the Company

(1)                          The Trustees of the Vodafone Group Employee Share Trust have resolved to release these shares to directors following assessment of the performance and employment conditions to which the awards were subject. Based on the performance achieved, 28.6% of the shares comprised in the award have vested. The awards were granted on 28 July 2004 in accordance with the 1999 Long Term Stock Incentive Plan and the Vodafone Group Global Long Term Incentive Plan (Performance Shares).

(2)                          The figures in column B are the number of shares out of those listed in column A that the Company has been advised by HBOS Employee Equity Solutions (“HBOS EES”) were sold by the Trustees on 30 July  2007. These share sales were made at 148.6 pence per share on behalf of the directors / PDMRs to satisfy the tax liabilities arising on the release of the shares to the directors /PDMRs

(3)                          The figures in column C are the net number of shares that the Company has been advised by HBOS EES were on 30 July 2007 transferred from the Trustees to the directors in satisfaction of the vesting of the award of shares disclosed in column A.

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the following Directors have increased to the following:

Arun Sarin	7,725,338 (4)

(4) Arun Sarin also has a non-beneficial interest as the trustee of two family trusts, each holding 5,005 shares.

The Company was notified of these changes on 30 July 2007.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting rights and capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	30 July 2007

Number of ordinary shares transferred:	196,754

Highest transfer price per share:	162.9p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,191,686,963 of its ordinary shares in treasury and has 58,203,483,187 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone  has 53,011,796,224  ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 53,011,796,224. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 8, 2007	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary